UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
Global Business Travel Group, Inc.
(Name of Subject Company (Issuer) and Filing Person (as Offeror))
Options to Purchase Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)
37890B100
(CUSIP Number of Class of Securities)
Eric J. Bock, Esq.
Chief Legal Officer, Global Head of M&A and
Compliance and Corporate Secretary
Global Business Travel Group, Inc.
666 3rd Avenue, 4th Floor
New York, NY 10017
Telephone: (480) 909-1740
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copies of communications to:
Gregory A. Fernicola, Esq.
Peter D. Serating, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, NY 10001-8602
Telephone: (212) 735-3000
☐	Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Item 1.	Summary Term Sheet.
The information set forth under “Summary Term Sheet—Overview” and “Summary Term Sheet—Questions and Answers” in the Offer to Exchange Eligible Options for New Restricted Stock Units, dated December 13, 2022 (the “Exchange Offer”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.
Item 2.	Subject Company Information.
(a)	Name and Address.
Global Business Travel Group, Inc., a Delaware corporation (the “Company”), is the issuer of the securities subject to the Exchange Offer. The Company’s principal executive offices are located at 666 3rd Avenue, 4th Floor, New York, NY 10017 and the telephone number of its principal executive offices is (480) 909-1740.
(b)	Securities.
This Tender Offer Statement on Schedule TO relates to an offer by the Company to certain employee optionholders, including certain of the Company's executive officers (as further defined in the Exchange Offer, the “Eligible Participants”), subject to specified conditions, to exchange their eligible outstanding options to purchase shares of the Company’s Class A common stock, par value $0.0001 per share, for new restricted stock units.
An option is eligible for exchange (as further defined in the Exchange Offer, an “Eligible Option”) if it is an out-of-the-money Legacy Option (as defined in the Exchange Offer) or, for certain Eligible Participants, an out-of-the-money BCA Option (as defined in the Exchange Offer), is held by an Eligible Participant and is outstanding as of the Expiration Time (as defined in the Exchange Offer). As of December 9, 2022, there were approximately 20,090,623 Eligible Options outstanding.
Pursuant to the Exchange Offer, in exchange for the tender and cancellation of Eligible Options, the Company will grant new restricted stock units on the Closing Date (as defined in the Exchange Offer), subject to the terms and conditions described in the Exchange Offer and in the related accompanying Election Form, the form of which is attached hereto as Exhibit (a)(1)(C).
The information set forth in the Exchange Offer under “Summary Term Sheet—Overview” and “Summary Term Sheet—Questions and Answers” and the information set forth under Section 1 (“Eligible Participants; Eligible Options; the Proposed Exchange; Expiration and Extension of the Exchange Offer”), Section 5 (“Acceptance of Eligible Options for Exchange; Grant of New RSUs”) and Section 7 (“Price Range of Our Common Stock”) of the Offering Memorandum for the Exchange Offer contained in the Exchange Offer (the “Offering Memorandum”) are incorporated herein by reference.
(c)	Trading Market and Price.
The information set forth under Section 7 (“Price Range of Our Common Stock”) of the Offering Memorandum is incorporated herein by reference.
Item 3.	Identity and Background of Filing Person.
(a)	Name and Address.
The Company is both the filing person and the subject company. The information set forth under Item 2(a) above and under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference.
The address of each executive officer and director of the Company is:
Global Business Travel Group, Inc.
666 3rd Avenue, 4th Floor
New York, NY 10017

The directors and executive officers of the Company are set forth below:
Name	Position
Paul Abbott	Chief Executive Officer and Director
Eric J. Bock	Chief Legal Officer, Global Head of M&A and Compliance & Corporate Secretary
Andrew George Crawley	Chief Commercial Officer
Martine Gerow	Chief Financial Officer
Mark Hollyhead	Chief Product Officer & President, Egencia
Patricia Anne Huska	Chief People Officer
Evan Konwiser	Chief Marketing and Strategy Officer
Michael Qualantone	Chief Revenue Officer
Boriana Tchobanova	Chief Transformation Officer
David Thompson	Chief Technology Officer
James P. Bush	Director
Gloria Guevara Manzo	Director
Eric Hart	Director
Raymond Donald Joabar	Director
Michael Gregory (Greg) O’Hara	Director
Richard Petrino	Director
Mohammed Saif S. S. Al-Sowaidi	Director
Itai Wallach	Director
Susan Ward	Director
Kathleen Winters	Director
Item 4.	Terms of the Transaction.
(a)	Material Terms.
The information set forth in the Exchange Offer under “Summary Term Sheet—Overview” and “Summary Term Sheet—Questions and Answers” and the information set forth in the Offering Memorandum under Section 1 (“Eligible Participants; Eligible Options; the Proposed Exchange; Expiration and Extension of the Exchange Offer”), Section 3 (“Procedures for Tendering Eligible Options”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Eligible Options for Exchange; Grant of New RSUs”), Section 6 (“Conditions of the Exchange Offer”), Section 8 (“Information Concerning GBTG; Financial Information”), Section 10 (“Accounting Consequences of the Exchange Offer”), Section 11 (“Legal Matters; Regulatory Approvals”), Section 12 (“Material Tax Consequences”) and Section 13 (“Extension of the Exchange Offer; Termination; Amendment”) are incorporated herein by reference.
(b) Purchases.
The information set forth under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference.
Item 5.	Past Contacts, Transactions, Negotiations and Agreements.
(e)	Agreements Involving the Subject Company’s Securities.
The information set forth under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference. The documents incorporated herein by reference as Exhibit (d)(1) through Exhibit (d)(13) also contain information regarding agreements relating to securities of the Company.
Item 6.	Purposes of the Transaction and Plans or Proposals.
(a)	Purposes.
The information set forth under Section 2 (“Purpose of the Exchange Offer; Additional Considerations”) of the Offering Memorandum is incorporated herein by reference.

(b)	Use of Securities Acquired.
The information set forth under Section 5 (“Acceptance of Eligible Options for Exchange; Grant of New RSUs”) of the Offering Memorandum is incorporated herein by reference.
(c)	Plans.
The information set forth under Section 2 (“Purpose of the Exchange Offer; Additional Considerations”) of the Offering Memorandum is incorporated herein by reference.
Item 7.	Source and Amount of Funds or Other Consideration.
(a)	Source of Funds.
The information set forth under Section 14 (“Consideration; Fees and Expenses”) of the Offering Memorandum is incorporated herein by reference.
(b)	Conditions.
The information set forth under Section 6 (“Conditions of the Exchange Offer”) of the Offering Memorandum is incorporated herein by reference.
(d)	Borrowed Funds.
Not applicable.
Item 8.	Interest in Securities of the Subject Company.
(a)	Securities Ownership.
The information set forth under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference.
(b)	Securities Transactions.
The information set forth under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference.
Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.
(a)	Solicitations or recommendations.
Not applicable.

Item 10.	Financial Statements.
(a)	Financial Information.
The information set forth under Section 8 (“Information Concerning GBTG; Financial Information”), including Schedule A, and Section 15 (“Additional Information”) of the Offering Memorandum is incorporated herein by reference.
(b)	Pro Forma Information.
Not applicable.
Item 11.	Additional Information.
(a)	Agreements, Regulatory Requirements and Legal Proceedings.
(1)
The information set forth under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference.

(2)	The information set forth under Section 11 (“Legal Matters; Regulatory Approvals”) of the Offering Memorandum is incorporated herein by reference.
(3)	Not applicable.
(4)	Not applicable.
(5)	Not applicable.
(c)	Other Material Information.
Not applicable.
Item 12.	Exhibits.
Exhibit Number	Description
(a)(1)(A)	Offer to Exchange Eligible Options for New Restricted Stock Units, dated December 13, 2022.

(a)(1)(B)	Form of Announcement Email to Eligible Participants.

(a)(1)(C)	Election Form.

(a)(1)(D)	Notice of Withdrawal of Election Form.

(a)(1)(E)	Form of Email Confirming Receipt of Election Form.

(a)(1)(F)	Form of Email Confirming Receipt of Notice of Withdrawal of Election Form.

(a)(1)(G)	Form of Reminder Email to Eligible Participants Regarding the Expiration of the Exchange Offer.

(a)(1)(H)	Form of Email to Eligible Participants Confirming Acceptance of Eligible Options.

(a)(1)(I)	Form of Email Notice Regarding Rejection of Options for Exchange.

(a)(1)(J)	Form of Expiration Notice Email.

(a)(1)(K)	Form of New RSU Award Agreement (Executive Leadership Team) under the Global Business Travel Group, Inc. 2022 Equity Incentive Plan.

(a)(1)(L)	Form of New RSU Award Agreement (Non-Executive Leadership Team) under the Global Business Travel Group, Inc. 2022 Equity Incentive Plan.

Exhibit Number	Description
(a)(1)(M)	Form of New RSU Award Agreement (Michael Qualantone) under the Global Business Travel Group, Inc. 2022 Equity Incentive Plan.

(a)(1)(N)	Global Business Travel Group, Inc. Preliminary Proxy Statement filed on Schedule 14A, as filed with the SEC on November 21, 2022.

(b)	Not applicable

(d)(1)	Global Business Travel Group, Inc. 2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.8 of the Company’s Current Report on Form 8-K, filed with the SEC on June 3, 2022).

(d)(2)
Global Business Travel Group, Inc. Management Incentive Plan, amended and restated as of May 27, 2022 (incorporated by reference to Exhibit 10.16 of the Company’s Current Report on Form 8-K, filed with the SEC on June 3, 2022).

(d)(3)
Form of Time-Based Option Award Agreement under the Global Business Travel Group, Inc., Management Incentive Plan (incorporated by reference to Exhibit 10.17 of the Company’s Current Report on Form 8-K, filed with the SEC on June 3, 2022).

(d)(4)
Form of Time-Based Option Grant Agreement (United Kingdom) under the GBT JerseyCo Limited Amended and Restated Management Incentive Plan (incorporated by reference to Exhibit 10.34 of Apollo Strategic Growth Capital’s Registration Statement on Form S-4/A filed with the SEC on March 22, 2022).

(d)(5)
Form of Time-Based Option Grant Agreement (United States) under the GBT JerseyCo Limited Amended and Restated Management Incentive Plan (incorporated by reference to Exhibit 10.35 of Apollo Strategic Growth Capital’s Registration Statement on Form S-4/A filed with the SEC on March 22, 2022).

(d)(6)
Form of Time-Based Option Grant Agreement under the GBT JerseyCo Limited Management Incentive Plan (incorporated by reference to Exhibit 10.36 of Apollo Strategic Growth Capital’s Registration Statement on Form S-4/A filed with the SEC on March 22, 2022).

(d)(7)
Employment Transition and Separation Agreement, dated December 9, 2022, by and between Michael Qualantone and GBT US LLC (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, filed with the SEC on December 13, 2022).

(d)(8)
Form of Amended & Restated Registration Rights Agreement entered into by and among Global Business Travel Group, Inc., APSG Sponsor, L.P. and the other parties thereto (incorporated by reference to Exhibit 10.10 of the Company’s Registration Statement on Form S-4
(Reg. No. 333-261820), filed with the SEC on December 21, 2021).

(d)(9)
Form of Exchange Agreement, by and among Global Business Travel Group, Inc., GBT JerseyCo Limited, American Express Travel Holdings Netherlands Coöperatief U.A., Juweel Investors (SPC) Limited and EG Corporate Travel Holdings LLC (incorporated by reference to Exhibit 10.7 of the Company’s Registration Statement on Form S-4 (Reg. No. 333-261820), filed with the SEC on December 21, 2021).

(d)(10)
Letter Agreement (Exchange Agreement), dated November 9, 2022, by and among Global Business Travel Group, Inc., GBT JerseyCo Limited, American Express Travel Holdings Netherlands Coöperatief U.A., Juweel Investors (SPC) Limited and EG Corporate Travel Holdings LLC.

Exhibit Number	Description
(d)(11)
Form of Shareholders Agreement by and among Global Business Travel Group, Inc., GBT JerseyCo Limited, American Express Travel Holdings Netherlands Coöperatief U.A., Juweel Investors (SPC) Limited and EG Corporate Travel Holdings LLC (incorporated by reference to Exhibit 10.4 of the Company’s Registration Statement on Form S-4 (Reg. No. 333-261820), filed with the SEC on December 21, 2021).

(d)(12)
Letter Agreement (Shareholders Agreement), dated November 17, 2022, by and among Global Business Travel Group, Inc., GBT JerseyCo Limited, American Express Travel Holdings Netherlands Coöperatief U.A., Juweel Investors (SPC) Limited and EG Corporate Travel Holdings LLC.

(d)(13)
Sponsor Side Letter Amendment, dated May 27, 2022, by and among the APSG Sponsor, L.P., the insiders party thereto, Apollo Strategic Growth Capital and GBT JerseyCo Limited (incorporated by reference to Exhibit 10.7 of the Company’s Current Report on Form 8-K, filed with the SEC on June 3, 2022).

(g)	Not applicable

(h)	Not applicable
(b)	Filing Fee Exhibit.
Filing Fee Table.
Item 13.	Information Required by Schedule 13E-3.
Not applicable.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: December 13, 2022	GLOBAL BUSINESS TRAVEL GROUP, INC.

	By:	/s/ Eric J. Bock
Eric J. Bock
Chief Legal Officer, Global Head of M&A and
Compliance and Corporate Secretary